SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2009

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 0-11129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail Pikeville, Kentucky (address of principal executive offices)	41501 (Zip Code)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Savings Plan

Financial Statements

As of December 31, 2009 and 2008
and For the Years Ended December 31, 2009 and 2008

Contents

Reports of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at Year-End)	10

Schedule H, Line 4j – Schedule of Reportable Transactions	11

Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

Trustees and Participants
Community Trust Bancorp, Inc. Savings Plan
Pikeville, Kentucky

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Savings Plan (Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at year end) and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP
Louisville, Kentucky
June 29, 2010
Federal Employer Identification Number:  44-0160260

Community Trust Bancorp, Inc.
Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets
Cash	$0	$505

Investments at fair value:
Community Trust Bancorp, Inc. common stock	13,043,415	18,550,371
Mutual funds	17,966,995	12,970,665
Money market funds	3,995,094	4,077,340
Total investments	35,005,504	35,598,376

Receivables
Employer’s contributions	31,059	0
Participants contributions	70,878	0
Accrued interest and dividends receivable	173,950	169,897
Total receivables	275,887	169,897

Net assets available for benefits	$35,281,391	$35,768,778

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2009 and 2008

Additions:	2009	2008
Contributions:
Participant contributions	$2,220,528	$2,139,694
Employer contributions	920,512	876,714
Participant rollovers and transfers	36,285	0
Total contributions, rollovers, and transfers	3,177,325	3,016,408

Investment income:
Net depreciation in fair value of investments	(3,393,890)	(863,764)
Interest and dividends	1,022,859	1,124,004
Total investment gain (loss)	(2,371,031)	260,240

Deductions:
Benefits paid to participants	(1,293,681)	(4,239,601)

Decrease in net assets	(487,387)	(962,953)

Net assets available for benefits
Beginning of year	35,768,778	36,731,731

End of year	$35,281,391	$35,768,778

See notes to financial statements.

Community Trust Bancorp, Inc.
Savings Plan

Notes to Financial Statements

As of December 31, 2009 and 2008
and For the Years Ended December 31, 2009 and 2008

1.  Description of Plan

The following description of the Community Trust Bancorp, Inc. Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document and Summary (401k) Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”).  All amounts contributed to the Plan are held by the trustee, CTIC.  The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours service.

Contributions

A participant may elect to make voluntary contributions, through payroll deductions, to the Plan as deferred compensation contributions.  For 2009 and 2008, the maximum amount of voluntary contributions was $16,500 and $15,500, respectively. Participants over the age of 50 may also make a catch-up contribution of $5,500 to the Plan.  During 2009 and 2008, CTBI made matching contributions equal to 50% of the first 8% of each participant’s deferred compensation contributions for the plan year, up to a total of 4% of such participant’s compensation.

Participant Accounts

Each participant’s account is credited with employer discretionary contributions, employee deferred compensation contributions, and the related employer matching contribution.  Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account and is notified by the Retirement and Employee Benefits Committee prior to the time that such rights are to be exercised.  The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant.  The trustee votes shares for which a participant has given no instructions.

Participant Investment Account Options

The Plan provides for the establishment of a variety of investment funds and a CTBI company stock fund.  These investment funds are participant directed. Participants may transfer account balances between funds, subject to certain limitations.  CTBI has the sole discretion to determine or change the number and nature of investment funds.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability.  If a participant’s employment ceases for any other reason, the full value of his account is payable to him if he has completed at least 1,000 hours or more of vesting service for three plan years.  Otherwise, the participant is entitled to the full value of his deferral account less the value of the employer contributions.  Forfeited employer contributions are allocated to the accounts of participants based on compensation.

Payment of Benefits

Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash or CTBI common stock made in equal annual installments over a period of 5 years.

Forfeited Accounts

At December 31, 2009 and 2008, forfeited non-vested accounts totaled $7,060 and $6,897, respectively. These accounts will be used to reallocate to participants in the same manner as employer contributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments in securities traded on a national exchange are valued at the last reported sales price on the last business day of the period.  Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end.  Dividend income is recorded on the ex-dividend date.  Purchases and sales of securities are recognized on the trade date basis.

Market Risks and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the dates of the financial statements.  Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock.  Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded to the Plan when payments are made.

3.  Investments

The fair values of individual investments that represent 5 percent or more of the Plan’s net assets are as follows as of December 31, 2009 and 2008:

	2009	2008
CTBI Common Stock; 533,473 (2009) and 504,772 (2008) shares	$13,043,415	$18,550,371

Goldman Sachs FS Gov’t MM FD #465; 3,995,068 (2009) and 4,077,338 (2008) shares	$3,995,068	$4,077,338

Vanguard Totl Bd Mkt ; 387,026 (2009) and 353,480 (2008) units	$4,005,718	$3,598,422

Vanguard Index Fund TR 500 Portfolio #40; 73,019 (2009) and 68,530 (2008) units	$7,496,897	$5,694,197

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by ($3,393,890) and ($863,764), as follows:

	2009	2008
CTBI common stock	$(6,230,849)	$4,737,717
Mutual funds	2,836,959	(5,601,481)
Net depreciation in fair value of investments	$(3,393,890)	$(863,764)

4.  Federal Income Tax Status

The Internal Revenue Service ruled on July 17, 2002 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification.  The Plan has been amended since receiving the Internal Revenue Service ruling. The most recent document has been submitted to the IRS, but an issuance of determination letter is still pending.  However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.  Accordingly, no provision for income taxes has been included in the Plan's financial statements. With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examination by tax authorities for years before 2006.

5.  Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination, participants will become fully vested in their accounts.

6.  Exempt Party-In-Interest Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.  All amounts contributed to the Plan are held by the trustee, CTIC.  Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2009	2008
CTBI common stock	$13,043,415	$18,550,371

7.  Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan.  Amounts allocated to these participants were approximately $93,320 and $161,983 at December 31, 2009 and 2008, respectively.

8. Fair Value of Plan Assets and Liabilities

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  ASC Topic 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability.  In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

ASC Topic 820 was clarified in April 2009 effective for the second quarter 2009 by ASC-10-65, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.  This section clarifies factors that determine whether transactions are orderly or not in evaluating the reliability of market transactions for fair value estimates.

Following is a descriptions of the valuations methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.  Level 1 securities include Community Trust Bancorp, Inc. common stock, mutual funds, and money market mutual funds.

The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the ASC Topic 820, fair value hierarchy in which the fair value measurements fall at December 31, 2009 and December 31, 2008:

		Fair Value Measurements as of December 31, 2009 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Community Trust Bancorp, Inc. common stock	$13,043,415	$13,043,415	$0	$0
Fixed Income Bonds	4,614,170	4,614,170	0	0
Equity – Small Cap	756,650	756,650	0	0
Equity – Mid Cap	2,121,016	2,121,016	0	0
Equity – Large Cap	8,856,617	8,856,617	0	0
Equity – International	1,618,542	1,618,542	0	0
Money market funds	3,995,094	3,995,094	0	0
	$35,005,504	$35,005,504	$0	$0

		Fair Value Measurements as of December 31, 2008 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Community Trust Bancorp, Inc. common stock	$18,550,371	$18,550,371	$0	$0
Fixed Income Bonds	3,823,270	3,823,270	0	0
Equity – Small Cap	332,259	332,259	0	0
Equity – Mid Cap	1,264,364	1,264,364	0	0
Equity – Large Cap	6,590,601	6,590,601	0	0
Equity – International	960,171	960,171	0	0
Money market funds	4,077,340	4,077,340	0	0
	$35,598,376	$35,598,376	$0	$0

9.  Significant Estimates and Concentrations

Current Economic Conditions

The current protracted economic decline continues to present employee benefit plans with difficult circumstances and challenges, which in some cases have resulted in large and unanticipated declines in the fair value of investments.  The financial statements have been prepared using values and information currently available to the Plan.

Given the volatility of current economic conditions, the values of assets recorded in the financial statements could change rapidly, resulting in material future adjustments in investment values that could negatively impact the Plan.

SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #006
Schedule of Assets (Held at Year-End)
December 31, 2009

Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)	Current Value (e)

Mutual Funds
American Beacon Small Cap Value Fund	Equity Mutual Fund, 35,322 units	**	$547,486

Goldman Sachs M/C Value-Inst #864	Equity Mutual Fund, 52,174 units	**	1,521,917

Harbor International Fund #11	Equity Mutual Fund, 29,498 units	**	1,618,542

Meridian Growth Fund Inc	Equity Mutual Fund, 17,621 units	**	599,099

Vanguard Explorer Fund- Inv	Equity Mutual Fund, 3,650 units	**	209,163

Vanguard Index Tr 500 Port #40	Equity Mutual Fund, 73,019 units	**	7,496,897

Vanguard Index Trust Growth #9	Equity Mutual Fund, 11,720 units	**	320,196

Vanguard Windsor II Fund –Inv	Equity Mutual Fund, 43,899 units	**	1,039,525

Vanguard Short Term Bond Index #132	Fixed Bond Fund, 58,393 units	**	608,452

Vanguard Totl Bd Mkt IDC-INV	Fixed Bond Fund, 387,026 units	**	4,005,718
			17,966,995
Money Market Funds
Goldman Sachs FS Gov’t MM FD #465	Money Market Fund, 3,995,068 shares	**	3,995,068

SEI Daily Income Gov’t Fund #36	Money Market Fund, 26 shares	**	26
			3,995,094
Common Stock
Community Trust Bancorp, Inc. *	Common Stock, 533,473 shares	**	13,043,415

Total investments			$35,005,504

*	Indicates a party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

Community Trust Bancorp, Inc.
Savings Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2009

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Loss

Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock		$830,893	33	$1,053,293	$222,400

Community Trust Bancorp, Inc. common stock	$1,711,738		53	$1,711,738

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.

Date: June 29, 2010	By:	/s/ Jean R. Hale
Jean R. Hale
Chairman, President and Chief Executive Officer

By:	/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President and Treasurer
(Principal Financial Officer)

By:	/s/ Howard W. Blackburn, Jr.
Howard W. Blackburn, Jr.
Senior Vice President/Director of Human Resources